Filed by Zoran Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Zoran Corporation
Commission File No.: 000-27246
Date: February 21, 2010

Investor presentation CSR Merger with Zoran February 21, 2011

Agenda
Transaction introduction Joep van Beurden, CSR CEO
Introduction to Zoran Levy Gerzberg, Zoran CEO
Strategic rationale Joep van Beurden
Financial impact Will Gardiner, CSR CFO
Summary and Q&A Joep van Beurden

Safe Harbour

This presentation is not a prospectus.  It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger announced by CSR plc
(“CSR”) on 21 February 2011 (the “Merger”)  or otherwise.  Any acceptance or response to the Merger should be made only on the basis of the information referred to, in respect of shareholders of CSR, in the circular and the UK prospectus or, in respect of shareholders of Zoran Corporation (“Zoran”), the proxy statement and US prospectus (the “Proxy Statement/Prospectus”) which will form part of the registration statement to be filed in connection with the Merger in due course.
This communication may be deemed to be solicitation material in respect of the proposed Merger involving CSR and Zoran. In connection with the proposed Merger, CSR intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 containing the Proxy Statement/Prospectus for the stockholders of Zoran and each of CSR and Zoran plan to file other documents with the SEC regarding the proposed merger. The definitive proxy statement/prospectus will be mailed to shareholders of Zoran.  Shareholders of CSR and Zoran are advised to read carefully the formal documentation in relation to the Merger once it has been despatched.  The proposals for the Merger will, in respect of shareholders of CSR, be made solely through the circular and the UK prospectus, and, in respect of shareholders of Zoran, be made solely through the Proxy Statement/Prospectus.  Both the circular and the Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the Merger will be implemented, including details of how to vote with respect to the implementation of the Merger.  Any acceptance or other response to the proposals should be made only on the basis of the information in respect of shareholders of CSR, in the circular and the UK prospectus, or, in respect of shareholders of Zoran, in the Proxy Statement/Prospectus.
BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF CSR AND ZORAN TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT AND F-4
REGISTRATION STATEMENT AND US PROSPECTUS (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR WILL FILE WITH THE UKLA
OR SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Forward-looking statements
This presentation contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-
looking statements.  Forward-looking statements include statements relating to the following: (i) the expected benefits of the Merger, the expected accretive effect of the Merger on the Merged Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users,  future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the
Merger; (iii) the effects of government regulation on CSR’s, Zoran’s or the Merged Company’s business; and (iv) the proposed share buyback and (v) the anticipated timing of shareholder meetings and completion.
These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements.  Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the Merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Zoran's businesses into those of
CSR's in a timely and cost-efficient manner; the development of the markets for Zoran's and CSR's products; the Merged Company’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking
Statements or elsewhere). Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct.  The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.
Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Merged Company, following the implementation of the Merger or otherwise.  No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR for the current or future financial years would necessarily match or exceed the historical published figures.
Overseas jurisdictions
The release, publication or distribution of this presentation in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this presentation comes should inform themselves about and observe any such restrictions.  Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Important Information and Where to Find It

In connection with the proposed transaction, CSR will file with the SEC a Registration Statement on Form F-4, which will contain  a Proxy Statement for the Zoran stockholder meeting to adopt the merger agreement (the
“Proxy Statement and F-4 Registration Statement”). In connection with the consent solicitation by Ramius, Zoran has filed with the SEC a final consent revocation statement (the “Consent Revocation Statement”). WE URGE
INVESTORS TO READ PROXY STATEMENT AND F-4 REGISTRATION STATEMENT AND THE CONSENT
REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT
DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE
THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at
http://www.sec.gov, at Zoran’s website at www.Zoran.com.
Important Additional Information
Zoran and its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction and/or in connection with the consent solicitation by Ramius. CSR plans to file the Proxy Statement and F-4 Registration Statement with
the SEC in connection with the solicitation of proxies to approve the proposed transaction.   In addition, in
connection with the consent solicitation by Ramius, Zoran has filed with the SEC the final Consent Revocation
Statement.  Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at
http://www.sec.gov and Zoran’s website at www.Zoran.com. Additional information regarding the interests of such potential participants are or will be included in the Proxy Statement and F-4 Registration Statement, the
Consent Revocation Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.

Agenda
Transaction introduction Joep van Beurden, CSR CEO
Introduction to Zoran Levy Gerzberg, Zoran CEO
Strategic rationale Joep van Beurden
Financial impact Will Gardiner, CSR CFO
Summary and Q&A Joep van Beurden

Transaction highlights
Strengthens CSR’s core business by adding world-class imaging and video capabilities
Unlocks multiple new growth opportunities within global consumer markets
Provides a step change in CSR’s total scale and addressable market
Financially compelling; projecting:
– Strong double-digit accretion to expected FY2012 EPS
– Cost synergies of US$50 million annualised run rate by end 2011

Note: This statement does not constitute a profit forecast and should not be interpreted to mean that earnings of CSR in the first full year following the Merger, nor in any subsequent period,  will necessarily  match or be greater than those for any preceding financial year.

Transaction overview
Zoran to merge into CSR
–
Implied offer price for Zoran of US$13.03
1
per share, 100% stock consideration
–
Zoran shareholders will receive an equivalent of 1.85 CSR ordinary shares in the form of American Depositary Receipts (“ADRs”) for each ordinary Zoran share
–
Pro forma ownership of 65/35% for CSR/Zoran shareholders
–
Equity value of US$679
1
million and enterprise value of US$419
1
million
–
Buyback to return up to US$240 million to create equivalent financial impact on enlarged company as 35% cash consideration
No change to CSR’s Chairman, CEO or CFO
Dr. Levy Gerzberg, Founder, President and CEO of Zoran, to join the CSR
Board
Zoran to propose one other Independent Non Executive Director to the CSR board
Completion is expected late in the second quarter of 2011

1
Based on the Closing Price of 434p per CSR Share and a USD/GBP exchange rate of 1.6234 on 18 February 2010 and assuming the exercise of in the money options according to the treasury method.

Agenda
Transaction introduction Joep van Beurden, CSR CEO
Introduction to Zoran Levy Gerzberg, Zoran CEO
Strategic rationale Joep van Beurden
Financial impact Will Gardiner, CSR CFO
Summary and Q&A Joep van Beurden

SONY PENTAX Kodak

SAMSUNG OLYMPUS Nikon

Panasonic CISCO TOSHIBA

ARRIS SANYO technicolor SHARP

xerox RICOH

Overview of Zoran
Zoran is a global leader in video and
imaging technology for DSC, DVC, printing
and DTV
Headquartered in Sunnyvale, California with
~1,500 employees
2010 pro forma revenue of US$441 million
1
52.1% gross margin
Strong cash position of US$261
million as at 31 December 2010
Key differentiated technologies include:
First class image capture technology
Video up-scale including  Frame Rate
Conversion
2D-3D conversion
Silicon tuner; recent Microtune M&A
Mobile printing
1 Pro forma (unaudited) for the acquisition of Microtune,
assumes full year 2010 Microtune revenues
Business overview End products
Selected customers

Agenda
Transaction introduction Joep van Beurden, CSR CEO
Introduction to Zoran Levy Gerzberg, Zoran CEO
Strategic rationale Joep van Beurden
Financial impact Will Gardiner, CSR CFO
Summary and Q&A Joep van Beurden

Creating integrated platforms for next
generation multimedia devices
Capabilities
Bluetooth/LE
GPS
Wi-Fi
Audio
Markets
Handsets
Gaming & Headsets
Automotive
Capabilities
Digital imaging
Video processing
Printing
Markets
Digital Cameras
Printers
Home Entertainment
Combining connectivity and imaging

The “4 screens”
Gaming
STB
Blu Ray
Home theatre
Speakers
Audio
Mouse
Keyboard
Storage
Headset
PVR
Remote
DVD
Navigation
Home
Office
Personal
Car
eBook
MID
PND
PMP
Netbook
DSC
Camcorder
Sensors
Back seat display
Rear camera
Photo frame
Access point
Tablet

Zoran’s
image and video capture and display
technology complements
CSR’s
connectivity and location
products
Laptop
In -Dash
Display
TV Mobile

Wi Fi
NETFLIX
YAHOO!
TV WIDGETS
flickr
YouTube

Google

It's been a busy year for the Collins.

Image & video complements connectivity & location-aware products Page 14 Home Personal Office The “4 Screens” Car csr
ZORAN
DISPLAY
HIGH ANGLE
MENU
SET
REV
WiFi
csr

csr

Connected cameras are an exciting near-term reality…
GPS
Location and
connectivity, combined
with image processing,
drives content demand
CSR’s indoor location
technology takes
geotagging indoors
Zoran is the market
leader in camera chips
Unique offering:
combination of image
processing, location and
connectivity
50% CAGR in BT/GPS/Wi-Fi
through 2014
Connectivity drives demand

Internet
csr
4.0
Bluetooth
Wi Fi
csr
csr
4.0
Bluetooth
csr
Bluetooth
ZORAN

Page 16 … and so are solutions for the connected living room Exciting potential for combined product solutions

Zoran technology significantly expands current and future opportunities Page 17 Linking mobile and home screens Enhancing mobile video calling

0
2
4
6
8
10
12
14
2010 2014
0
2
4
6
2010 2014
0
2
4
6
8
10
2010 2014
Meaningful expansion of our addressable market
$8.7
$4.6
Source: CSR and Zoran projections

$13.1
$6.9
+17% CAGR
+17% CAGR
$2.3
$4.4
+18% CAGR
CSR
Zoran
Combined
Current addressable market ($ billion)

0
200
400
600
800
1000
1200
1400
CSR CSR + Zoran
Tangible benefits of scale

Merger with Zoran significantly
diversifies revenue streams
across key product divisions
Source: CSR, Zoran and Microtune
Pro Forma revenue Dec 2010 (US$m)
$1,242m
$800m
¹ Source: IC insights 2009
Combination creates a top 10 fabless semiconductor company
1
Numerous benefits of scale
Increased purchasing power
Broader addressable market
opportunity
Broader portfolio of customers

Product segments
Market position
#1 #2
Wireless headsets
Camera system chips
Camera / GPS
Automotive Bluetooth / GPS
Bluetooth Gaming
Enterprise (Merchant) Printer Software
Handset Bluetooth
80% of the merged 2010 pro forma revenue from market-leading positions

1 Overall market positions estimated from individual technology market positions in the segments
1

Source: Company reports, company information, Pie segments are indicative
Ongoing diversification of CSR’s revenue base by technology

2008 2010 PF + Zoran 2010
US$695m US$801m US$1,242m
Connectivity Location Imaging and video

Agenda
Transaction introduction Joep van Beurden, CSR CEO
Introduction to Zoran Levy Gerzberg, Zoran CEO
Strategic rationale Joep van Beurden
Financial impact Will Gardiner, CSR CFO
Summary and Q&A Joep van Beurden

This transaction is financially compelling for our shareholders
Significantly earnings enhancing
Projecting strong double digit accretion in 2012 after taking account ongoing cost reductions at Zoran, projected US$50 million of synergies from the combined company² and US$240 million share buyback
Enhances our growth profile
The addressable markets for the combined company projected to grow at 17% per year
Enhances our gross margin profile
Zoran had pro forma gross margins of 52.1%
1
in 2010
Increases our scale, with pro forma revenue of US$1,242 million¹
Increases our diversification across technologies and market segments
Maintains our strong balance sheet, with cash of US$461 million
³
, and no debt

1
Pro forma for one full year of Microtune
² This statement does not constitute a profit forecast and should not be interpreted to mean that earnings of CSR in the first full year following the Merger, nor in any subsequent period, will necessarily match or be greater than those for any preceding financial year
³ Aggregate cash balances at December 2010, post US$240 million buyback and pre transaction costs

Zoran has strong gross margins
47.8%
48.4%
52.1%
47.7%
49.3%
45%
47%
49%
51%
53%
55%
2008 2009 2010PF inc
Microtune
CSR 2010PF for
CSR
G
r
o
s
s
m
a
r
g
i
n
(
%
)

1
Source: CSR and Zoran annual reports
1
Pro forma for one full year of Microtune

The merger significantly diversifies revenue by division

Source: CSR Audited results, Zoran unaudited full year results and Microtune management information
1 Pro forma including Zoran and one full year of Microtune
Audio and consumer Auto and PND
Handset
Home Entertainment
Mobile Imaging
US$801 million US$1,242 million¹
CSR 2010 revenue mix
pro forma for Zoran¹
CSR 2010 revenue mix

Agenda
Transaction introduction Joep van Beurden, CSR CEO
Introduction to Zoran Levy Gerzberg, Zoran CEO
Strategic rationale Joep van Beurden
Financial impact Will Gardiner, CSR CFO
Summary and Q&A Joep van Beurden

Summary
We remain focussed on:
– Catalysts for growth
– Execution excellence
Summary of our transaction:
– A compelling strategic and financial transaction
– Unlock significant value for all stake-holders
through merging technology
– Strongly positioned for the next wave of
connected, location-aware multi-media devices

Appendix Page 28

Zoran historical profit and loss

Source: Zoran unaudited fourth quarter and full year 2010 Results; Zoran Corporation
Note: see Zoran unaudited fourth quarter and full year 2010 results for GAAP P&L
1 Pro forma for one full year of Microtune
2 Includes Microtune financials subsequent to the closing of the acquisition on 30 November 2010
Non-GAAP 2010PF 2010A 2009A
Revenues:
Hardware product revenues 312.1 334.9
Software and other revenues 45.2 45.2
Total revenues 440.9 357.3 380.1
Costs and expenses:
Cost of hardware product revenues 171.3 196.5
Research and development 114.3 110.5
Selling, general and administrative 102.9 96.4
Stock based compensation (10.4) (11.6)
Total costs and expenses 464.9 378.1 391.8
Non-GAAP Operating income (loss) (24.0) (20.8) (11.7)
Interest and other income, net 7.3 9.4
Income (loss) before income taxes (13.5) (2.3)
Provision (benefit) for income taxes 8.0 10.5
Non-GAAP Net income (loss) (21.5) (12.8)
Basic and diluted net loss per share (0.43) (0.25)
Shares used to compute basic and diluted net loss per share 50.2 51.5
1 2

Zoran historical balance sheet
US$m, Dec YE 2010A 2009A
Current assets
Cash and short-term investments 261.3  398.7
Accounts receivable, net 22.8  22.0
Inventory 48.1  27.2
Prepaid expenses and other current assets 22.4  20.5
Total current assets 354.6  468.4
Property and equipment, net 17.0  12.5
Other assets 82.0  66.8
Intangible assets, net 53.8  4.8
Total assets 507.4  552.5
Liabilities and stockholders’ equity
Current liabilities
Accounts payable 25.2  29.1
Accrued expenses and other liabilities
42.2  30.7
Total current liabilities 67.4  59.8
Long term liabilities
38.5  32.4
Stockholders' equity
Common stock 0.0  0.1
Additional paid-in capital
857.2  867.1
Accumulated other comprehensive income 1.5  2.6
Accumulated deficit (457.2) (409.6)
Total stockholder's equity
401.5  460.3
Total liabilities and stockholders' equity 507.4  552.5

Source: Zoran unaudited fourth quarter and full year 2010 Results